Warsaw, 2002-07-03

02042629

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Currents reports no 19/2002,20/2002 21/2002 and 22/2002.

Best regards

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Maciej Grelowski

President

SEC MAIL PROCESSING
RECEIVED
JUL 12 2002
WASH. D.C. 155 SECTION

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

Tel.: (48 22) 82
Nr konta: BH S

Current report no 19/2002 dated June 2, 2002.

Herein the Management Board of "Orbis" S.A. encloses the information received on July 1, 2002, from its shareholder, the State Treasury.

"Acting in accordance with the notification obligations laid down in Article 147 of the Act dated August 21, 1997, - the Law on Public Trading in Securities, the Financial Institutions Department at the Ministry of State Treasury hereby informs that implementing resolution no 29, dated May 23, 2002, adopted by the Ordinary General Assembly of Shareholders of Bank Gospodarki Żywnościowej S.A. concerning raising the Bank's initial capital, on June 28, 2002, the State Treasury transferred the ownership title to 999,900 shares in "Orbis" S.A., constituting 2.17% of Orbis S.A. total number of shares, to BGŻ S.A.

Deputy Director
Financial Institutions Department
Agata Rowińska"

SEC MAIL PROCESSING
RECEIVED
JUL 12 2002
WASH. D.C.
155 SECTION

Current report no 20/2002 dated July 2, 2002 .

The Management Board of "Orbis" S.A. hereby informs that the following shareholders held at least 5% of the total number of votes at the General Assembly of Shareholders of "Orbis" S.A. held on June 26, 2002:

1/ ACCOR S.A., which represented 11 519 251 votes out of the aggregate number of 25 382 330 votes present at the above mentioned General Assembly. The number of 11 519 251 votes represented by ACCOR S.A. constituted 24.99% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

2/ Reib International Holdings Limited, which represented 4 778 190 votes out of the aggregate number of 25 382 330 votes present at the above mentioned General Assembly. The number of 4 778 190 votes represented by Reib International Holdings Limited constituted 10.37% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

3/ Globe Trade Centre S.A., which represented 2 303 853 votes out of the aggregate number of 25 382 330 votes present at the above mentioned General Assembly. The number of 2 303 853 votes represented by Globe Trade Centre S.A. constituted 5.00% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

4/ Commercial Union OFE BPH CU WBK, which represented 2 000 000 votes out of the aggregate number of 25 382 330 votes present at the above mentioned General Assembly. The number of 2 000 000 votes represented by Commercial Union OFE BPH CU WBK constituted 4.34% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

5/ The State Treasury, which represented 1 875 000 votes out of the aggregate number of 25 382 330 votes present at the above mentioned General Assembly. The number of 1 875 000 votes represented by the State Treasury constituted 4.07% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

6/ ING Nationale - Nederlanden Polska OFE, which represented 1 300 000 votes out of the aggregate number of 25 382 330 votes present at the above mentioned General Assembly. The number of 1 300 000 votes represented by ING Nationale - Nederlanden Polska OFE constituted 2.82% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

SEC MAIL PROCESSING
RECEIVED
JUL 12 2002
WASH. D.C. 155 SECTION

82-5025

Current report no 21/2002

The Management Board of "Orbis" S.A. hereby informs about the execution, on July 1, 2002, of an Amending Annex to the Conditional General Franchising Agreement executed on July 26, 2000, relating to the Novotel Warszawa Centrum Hotel in Warsaw, by virtue of which the said hotel, owned by "Orbis" S.A. and so far operating as the Forum hotel in Warsaw, shall from July 1, 2002 begin its operations under the Novotel mark. At present, the hotel is undergoing refurbishment works which are planned to be finalized in mid-2004.

SEC MAIL PROCESSING
RECEIVED
JUL 12 2002
WASH, D.C. 155 SECTION

Current report no 22/2002

The Management Board of "Orbis" S.A. hereby informs that on July 2, 2002, proceedings aimed at selecting an investment adviser to carry out the transaction involving a purchase of shares in Hekon Hotele Ekonomiczne S.A. have been initiated.